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07002636

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32672

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Southwestern Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Book Building on the Riverwalk, 140 E. Houston, Suite 201
(No. and Street)

San Antonio	Texas	78205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Martinez, Rosario & Company, LLP
(Name – *if individual, state last, first, middle name*)

115 E. Travis, Suite 1400	San Antonio	Texas	78205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 6 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert G. Rodriguez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southwestern Capital Markets, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



TERRY S. BREZINSKY
Notary Public, State of Texas
My Commission Expires
January 20, 2010

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (O) Independent Auditors' Report in Internal Control Structure Required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


M
R
C

MARTINEZ, ROSARIO & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

SOUTHWESTERN CAPITAL MARKETS, INC.

FINANCIAL STATEMENTS

December 31, 2006

With Independent Auditors' Report Thereon

SOUTHWESTERN CAPITAL MARKETS, INC.

TABLE OF CONTENTS

FINANCIAL STATEMENTS



MARTINEZ, ROSARIO & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Southwestern Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Southwestern Capital Markets, Inc. as of December 31, 2006, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southwestern Capital Markets, Inc. as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Martinez, Rosario & Company, LLP

Martinez, Rosario & Company, LLP
Certified Public Accountants
San Antonio, Texas

February 16, 2007

115 E. Travis Suite 1400 San Antonio, Texas 78205 (210) 277-1898 Fax (210) 277-1848

SOUTHWESTERN CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS		
Cash	$	2,719
Cash on Deposit with Clearing Broker		150,570
Accounts Receivable		75,519
Furniture and Equipment at Cost		
Less Accumulated Depreciation of $24,807		5,666
Deferred Federal Income Tax Benefit		83,493
Other Assets		40,776
TOTAL ASSETS	$	358,743
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Capital Lease Payable	$	2,156
Total Liabilities		2,156
STOCKHOLDERS' EQUITY		
Convertible Preferred Stock, No Par Value 1,000,000 Shares Authorized, 16,000 Shares Issued and Outstanding		128,000
Common Stock, No Par Value, 1,000,000 Shares Authorized, 211,900 Shares Issued and 209,900 Outstanding		496,231
Retained Earnings (Deficits)		(267,644)
Total Stockholders' Equity		356,587
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	358,743

The accompanying notes are an integral part of these financial statements.

SOUTHWESTERN CAPITAL MARKETS, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2006

Revenues		
Investment Banking	$	611,649
Other		11,352
Total Revenues		623,001
Expenses		
Bond Sales Fees		175
Employee Compensation and Benefits		213,629
Consulting		133,216
Professional Fees		31,659
Rent		57,278
Depreciation		2,974
Other Operating Expenses		158,865
Total Expenses		597,796
Income Before Federal Income Tax Expense		25,205
Federal Income Tax Expense		(17,352)
NET INCOME	$	7,853

The accompanying notes are an integral part of these financial statements.

SOUTHWESTERN CAPITAL MARKETS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2006

	Capital Stock		Retained Earnings (Deficits)	Total Stockholders' Equity
	Preferred	Common		
Balances at December 31, 2005	$ 128,000	452,231	$ (275,497)	$ 304,734
Issuance of Common Stock	-	44,000	-	44,000
Net Income for 2006	-	-	7,853	7,853
Balances at December 31, 2006	$ 128,000	$ 496,231	$ (267,644)	$ 356,587

The accompanying notes are an integral part of these financial statements.

SOUTHWESTERN CAPITAL MARKETS, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	7,853
Adjustments to Reconcile Net Loss to Net Cash Used By Operating Activities:		
Depreciation Expense		2,974
Gain from Involuntary Conversion Due to Theft of Equipment		(3,838)
(Increase) Decrease in Operating Assets:		
Accounts Receivable		(47,628)
Deferred Federal Income Tax Benefit		17,352
Other Assets		4,232
Accrued Expenses		(10,224)
Total Adjustments		(37,132)
NET CASH USED BY OPERATING ACTIVITIES		(29,279)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from Insurance Claim on Theft of Equipment		5,613
NET CASH PROVIDED BY INVESTING ACTIVITIES		5,613
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments on Loans From Shareholder		(21,000)
Payments on Capital Lease Obligation		(2,072)
Proceeds from Issuance of Common Stock		44,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		20,928
DECREASE IN CASH		(2,738)
CASH AT BEGINNING OF THE YEAR		156,027
CASH AT END OF THE YEAR	$	153,289

Supplemental disclosures of cash flow information:		
Income tax payments	$	-
Interest Expense	$	1,391

The accompanying notes are an integral part of these financial statements.

NOTE 1: NATURE OF ORGANIZATION

Southwestern Capital Markets, Inc., a Texas Corporation (the Company), was incorporated on May 17, 1983. The Company was registered with the Securities and Exchange Commission on January 10, 1985. The Company is authorized to engage in the following types of business: (a) Broker or dealer retailing corporate securities over the counter; (b) Broker or dealer retailing corporate debt securities; (c) Underwriting or selling group participant (corporate securities other than mutual funds); (d) Mutual Fund retailer; (e) U.S. government securities dealer; (f) U.S. government securities broker; (g) Municipal securities dealer; (h) Municipal securities broker; and (i) Investment advisory services.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Investment banking revenue is recorded as follows: underwriting management fees, financial advisory fees and sales commissions are recognized at settlement date and underwriting risk fees are recognized at the time the underwriting is complete (settlement date) and the income is reasonably determinable. Actual amounts received from the senior manager on underwriting transactions may vary from amounts originally recorded due to adjustments controlled by the senior manager. Adjustments to income from underwriting transactions are recorded in the period that the Company is notified by the senior manager.

Primary and secondary trade revenue is recognized on the trade or settlement date, whichever is applicable under the circumstances.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES - Continued

Trading Securities
Trading securities are initially recorded at cost and carried at fair market value with unrealized holding gains and losses flowing through current operations.

Receivables
Receivables primarily represent balances due from other underwriters and pertain to designated sales and management fees owed under the terms of the Agreement Among Underwriters for the particular underwriting's involved.

Property and Equipment
Property and equipment is recorded at cost. Depreciation is computed using the accelerated method over the estimated useful lives, principally five years. Leasehold improvements are amortized over the lesser of the life of the lease or the estimated useful life of the improvement.

Income Taxes
The tax effects of transactions are recognized in the same period as they are reported for financial statement purposes, regardless of the period in which such items are recognized for tax purposes. The deferred taxes arise as a result of differences in income and expenses recognized for tax purposes and income and expenses recognized for financial reporting purposes.

NOTE 3: CONCENTRATION OF CREDIT RISK

Cash is deposited in two financial institutions; one insured up to $100,000 by the Federal Deposit Insurance Corporation (FDIC), and the other insured up to $100,000 by the Securities Investor Protection Corporation (SIPC). Additionally, the SIPC insures securities up to a maximum of $500,000. As of December 31, 2006, the Company had $0 of deposits in excess of FDIC coverage, $50,570 of deposits in excess of SIPC coverage, and $0 of securities in excess of SIPC securities coverage.

In management's view, there is not a significant concentration of credit risk in the Company's trade accounts. Management believes concentrations of credit risk in accounts receivable are limited due to its governmental and corporate clients which management believes are credit quality.

NOTE 4: TRADING SECURITIES

In the normal course of business, the Company purchases securities, which it classifies as trading securities.

NOTE 5: FURNITURE AND EQUIPMENT

Furniture, equipment and leasehold improvements at December 31, 2006, consists of the following:

COST OR BASIS OF PROPERTY

	Balance December 31, 2005	Additions	Deletions	Balance December 31, 2006
Furniture & Fixtures	$ 21,899	$ -	$ -	$ 21,899
Telephone System	9,274	-	700	8,574
Computer Equipment	5,863	-	5,863	-
Total	$ 37,036	$ -	$ 6,563	$ 30,473

ACCUMULATED DEPRECIATION

	Balance December 31, 2005	Additions	Deletions	Balance December 31, 2006
Furniture & Fixtures	$ 14,775	$ 1,986	$ -	$ 16,761
Telephone System	7,672	988	614	8,046
Computer Equipment	4,174	-	4,174	-
Total	$ 26,621	$ 2,974	$ 4,788	$ 24,807

NOTE 6: LEASES

Operating Leases – The Company has a lease agreement for the rental of office space in San Antonio. The lease will continue for a term of five years from the lease commencement date of March 1, 2002 with a five-year option to extend. The Company has chosen to exercise this option. Total rent expense under this agreement for the year ended December 31, 2006, was approximately $53,403.

The Company also has a lease agreement for the rental of a copier for its San Antonio office. The lease commitment will continue for a term of five years from the lease commencement date of March 28, 2002. The Company has extended the contract for one-year. Total rent expense under this agreement for the year ended December 31, 2006, was approximately $3,875.

Capital Lease – The Company has a capital lease for a telephone system. The lease will continue for a term of five years from the commencement date of December 2002. The lease has a buy out option of $1. The Company intends to exercise this purchase option. The asset and liability for this lease is recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The asset is being depreciated over the lease term which approximates its estimated useful life. Depreciation expense for the year ended December 31, 2006, on this asset totaled $1,068. Total interest expense under this agreement was approximately $431 and the principal reduction was $2,073. Total future minimum lease payments under this agreement as of December 31, 2006, total $2,295.

NOTE 6: LEASES - Continued

Minimum future lease payments under these leases as of December 31, 2006 are:

December 31	Capital	Operating	Total
2007	$ 2,295	$ 57,278	$ 59,573
2008		54,049	54,049
2009		53,403	53,403
2010		53,403	53,403
2011		53,403	53,403
2012		8,492	8,492
	2,295	280,028	282,323
Less:			
Amount Representing Interest	(139)	-	(139)
	$ 2,156	$ 280,028	$ 282,184

NOTE 7: CORRESPONDENT AGREEMENT WITH CLEARING BROKER

The Company has adopted a Corporate Account Agreement with a clearing broker, authorizing trading in securities and permitting margin transactions. Additionally, a Fully Disclosed Correspondent Agreement has been executed between the Company and the clearing broker. As part of this agreement, and in compliance with the net capital requirements of the Securities and Exchange Commission, the Company is required to maintain a clearing deposit with the clearing broker in the amount of $150,000.

NOTE 8: CAPITAL STOCK

One hundred percent (100%) of dividends declared and paid by the Company during any period in which convertible preferred stock is issued and outstanding shall be to the holders of the convertible preferred stock in proportion to their holdings; provided, however, that such preference does not include the period in which the convertible preferred stock is to be converted into common stock. Preferred stock is automatically converted to common stock at the point in time when the aggregate amount of dividends paid on convertible preferred stock since

NOTE 8: CAPITAL STOCK - Continued

issuance is equal to the subscription price thereof. Preferences related to preferred stock terminate at that time. Dividends on preferred stock are declared at the discretion of the Board of Directors. During the year ending December 31, 2006, the company issued 8,800 shares of common stock.

NOTE 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $176,082, which was $76,082 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .01 to 1.

NOTE 10: INCOME TAX

The current and deferred portions of the income tax expense (benefit) included in the statement of income as determined in accordance with FASB Statement No. 109 are as follows for the year ended December 31, 2006:

	Current	Deferred	Total
Federal	$ 5,825	$ 11,527	$ 17,352

Certain items of income and expense are recognized in different years for financial reporting and income tax purposes. Deferred income taxes are provided in recognition of these temporary timing differences.

The Company has an unused operating loss carryforwards from tax years 2003, 2004 and 2005 of $15,202, $199,531 and $24,430, respectively. The total carryforward of $239,163 will offset against future federal income taxes. In addition, the Company has a contribution carryover of $2,100 from the current year and a contribution carryover of $25,392 from prior years, for a total of $27,492.

NOTE 11: RELATED PARTY TRANSACTIONS

The Company has a total of three full time employees, which consist of the president and majority stockholder, one member of his immediate family and one other employee. Total salaries for the related parties for the year ended December 31, 2006, were $141,000.

The majority stockholder and president of the Company is also the majority stockholder of Vaquero Capital Corporation, Inc. and Vaquero Investment Management Corporation. The Company pays Vaquero Capital Corporation, Inc. a monthly consulting fee for their services. However, Vaquero Capital Corporation, Inc. waives its rights to receive any payments from the Company if the existence of such a right would cause the Company's amount of net capital to fall below the level required pursuant to Rule 15c3-1 of the Securities and Exchange Commission or the rules of any national securities association or any self-regulated organization of which the Company may become a member.

During the year ended December 31, 2006, the Company made payments of $119,969 in consulting fees to Vaquero Capital Corporation, Inc.

NOTE 12: DEFINED CONTRIBUTION PENSION PLAN

The company maintains a Simplified Employee Pension (SEP) plan in accordance with Internal Revenue Code Section 401(k) covering all employees. The company may contribute up to a maximum of 15% of an eligible participant's annual compensation. For 2006, the company expects to contribute $0 to the plan.

NOTE 13: COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2006, and that were subsequently settled, had no material effect on the financial statements as of that date.

SOUTHWESTERN CAPITAL MARKETS, INC.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a -5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2006

SOUTHWESTERN CAPITAL MARKETS, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 of the SECURITIES AND EXCHANGE COMMISSION
December 31, 2006

NET CAPITAL		
Total stockholders' equity	$	356,587
Deduct stockholders' equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		356,587
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other (deductions) or allowable credits - deferred income taxes payable		-
Total capital and allowable subordinated liabilities		356,587
Deductions and/or charges		
A. Non-allowable assets		
Securities not readily marketable		-
Exchange memberships		-
Funds in excess of required clearing deposits		570
Notes and other receivables		133,493
Furniture, equipment, and leasehold improvements		5,666
Other assets		40,776
		180,505
B. Aged fails-to-deliver		-
C. Aged short security differences		-
D. Secured demand note deficiency		-
E. Commodity futures contracts and spot commodities -		-
proprietary capital charges		-
F. Other deductions and/or charges		-
Net capital before haircuts on securities positions		176,082

SOUTHWESTERN CAPITAL MARKETS, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 of the SECURITIES AND EXCHANGE COMMISSION - Continued
December 31, 2006

Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
A. Contractual securities commitments		-
B. Deficits in securities collateralizing secured demand notes		-
C. Trading and investment securities		-
1. Exempted securities		-
2. Debt securities		-
3. Options		-
4. Other securities		-
D. Undue concentrations		-
E. Other		-
NET CAPITAL	$	176,082
AGGREGATE INDEBTEDNESS		
Payable to brokers and dealers	$	-
Accrued expenses, loans from shareholder and lease payable		2,156
Total aggregate indebtedness	$	2,156
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	100,000
Excess net capital	$	76,082
Excess net capital at 1000%	$	175,866
Ratio: Aggregate indebtedness to net capital		.01 to 1

SOUTHWESTERN CAPITAL MARKETS, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 of the SECURITIES AND EXCHANGE COMMISSION - Continued
December 31, 2006

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of December 31, 2006)

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	176,656
Net audit adjustments		(2)
Other items, net		(572)
NET CAPITAL PER ABOVE	$	176,082

SOUTHWESTERN CAPITAL MARKETS, INC.
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

Southwestern Capital Markets, Inc., is exempt from the provisions of rule 15c3-3 under the Securities Exchange Act of 1934, as amended, in that all customer transactions are cleared through two other brokers and dealers on a fully disclosed basis in accordance with subparagraph (k) (2) (ii) of the Rule.



MARTINEZ, ROSARIO & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors of
Southwestern Capital Markets, Inc.

In planning and performing our audit of the financial statements of Southwestern Capital Markets, Inc., as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered Southwestern Capital Markets, Inc.'s internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Southwestern Capital Markets, Inc.'s internal control. Accordingly, we do not express an opinion on the effective of Southwestern Capital Markets Inc.'s internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Southwestern Capital Markets, Inc., including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Southwestern Capital Markets, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Southwestern Capital Markets, Inc. in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of Southwestern Capital Markets, Inc., is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can

be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Southwestern Capital Markets, Inc., has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Southwestern Capital Markets, Inc.'s practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Martinez, Rosario + Company, LLP

Martinez, Rosario & Company, LLP
Certified Public Accountants
San Antonio, Texas

February 16, 2007

END